
REST & RECHARGE
POWERED BY NAP BAR
REST INSIDE
SLEEP WALL OF FAME
NB VIRTUAL REALITY
The Future of Rest
NB
NAP BAR

INVEST IN **NAP BAR INC.**

# Invest in Rest: Fighting Sleep Deprivation

napbarnow.com Houston, TX

Female Founder | Minority Founder | Brick & Mortar | Service | Health & Fitness

## Highlights

1. Positioned to disrupt the fast-growing ($2B) global airport sleeping pod market

2. Curated 10k+ rest experiences globally

3. "I love, I love!" -- Jon Batiste

4. CEO + Founder is former Vice President of Strategy at Fortune 100 company

5. Minority, women and queer-owned, bootstrapped 200k

6. Partnerships: WNBA, lululemon, Mercedes-Benz, West Elm

# Featured Investors



**Douglas Medley**
*Syndicate Lead*

Follow    Invested $5,000 ⓘ

"I believe in Khaliah and her vision for helping people recharge. She has conducted research and gathered data to substantiate the need for Nap Bar. I'm deeply impressed by her passion and infectious energy when it comes to promoting healthy sleep habits and overall well-being. Moreover, she has strategically surrounded herself with a talented and dedicated team who share her commitment to excellence. Together, they will make a significant impact and improve countless lives!"



**Kameron Brackins**
in

Follow    Invested $25,000    ⓘ

**In-House Counsel at McKesson**

"I remember my first nap bar experience just before the pandemic and it's amazing to see the growth and innovation of your business in spite of life's curve balls. I've been saving money to create a diversified investment portfolio and been seeking an opportunity to put my money to work with a promising company that has trustworthy leadership and that brings positivity to the world. I

trustworthy leadership and that brings positivity to the world. I
only wish I had $250k to be an equity investor...prayerfully one day
I'll have that kind of investment power. But, in the mean time, I am
grateful to play a small part in the wild success that I know Nap
Bar will achieve!"

 **Melanie Prince**     Follow    Invested $10,000 ⓘ

**Nap Bar, Inc's energetic and business savvy CEO will drive this
innovative company to achieve massive impact, transforming the
human body and spirit...one nap at a time! We are thrilled to be a
part of the venture!**

"Nap Bar, Inc's energetic and business savvy CEO will drive this
innovative company to achieve massive impact, transforming the
human body and spirit...one nap at a time! We are thrilled to be a
part of the venture!"

# Our Team

 ### Khaliah O. Guillory  CEO + Founder

Professional napper and certified sleep coach. 25 years
of industry experience. Oversaw $1B book of business in
assets and 225 employees as VP at a Fortune 100
company. October 29 is Khaliah O. Guillory Day in
Houston, TX.

 ### Roger Cunningham  Fractional CFO

Financial whiz. EY Entrepreneur of the Year (finalist). 45
years experience leading to the financing of multiple
$100 million+ acquisitions. Financial management that
grew sales volume from $16 - $42 million.

 ### Bilal Aquil  Business Advisor

Business guru. 25+ years of business management.



investment advisory, and business financial forecasting.



## LaMonica Love
Legal Counsel & Business Consultant

Legal pro. 20 years experience in contract law and business consultant. As a legal consultant to multiple Fortune 500 companies, she has led corporate mergers, and conducted legal diligence for multi-million dollar acquisitions.



## Dr. Cwanza Pinckney
Head of Infection Control

Infection control genius. 20 years experience Board Certified Physician and DJ. Curator of "theta" frequency brain waves soundscapes exclusive to Nap Bar.

# We are solving the sleep deprivation epidemic one nap at a time.

## WHY NAP BAR?

Picture this: You're a **business traveler** stuck in a never-ending layover or a **leisure traveler** craving a **peaceful escape** from the airport chaos. That's where we step in. And let's not forget about our hardworking **TSA agents, airport crew, and flight teams**—they deserve a break too!

Our wellness pop-ups have been a hit ever since our

appearance at the **66th Annual GRAMMYs.** Celebrities loved it, signaling that we're definitely onto something special!

## Our competition focuses on efficiency



**Our competitor** (pictured above) is the only major player in the industry who has monopolized the airport sleep space since 2009. **There is NO competition out there for them...*until now!!***

According to data, the company generates over **$16M in revenue... there's your proof of concept. *high five***

Their products/services are sufficient; however, we have a luxury concept that incorporates innovation.

**Nap Bar's key differentiator** (pictured below) is the ultimate **eco**-friendly, **luxury rest sanctuary** outfitted with cutting-edge **virtual reality** experiences designed for **exhausted travelers and airport staff** who enjoy the lap of luxury.


REST & RECHARGE
POWERED BY NAP BAR
REST INSIDE
OF FAME
NB VIRTUAL REALITY
The Future
of Rest
NB


I woke
up like
this

**Modern-day travel for the modern-day family or solo traveler.** Travel doesn't have to be chaotic or stressful. Imagine a private place for mom to nurse, the other parent working, and the kids watching TV. Or, an entrepreneur facilitating a Zoom meeting in the privacy of their suite.

When you book using our app, you get to pick between the **'Beehive' suite**, showing love to Queen Bey, or the **NASA suite** for chilling out and diving into MetaSnooze™—our exclusive VR software that we own the license for.

Sports fan? We've got just the thing for you—kick back in our **'Champion' suite**, decked out with Astros gear to honor our World Series champs. Plus, check out the **'Bayou City' suite** with cool murals from **local artists showcasing Houston's**

**diverse vibes.**

As we **scale**, the themed suites will reflect the culture and vibe of the city we are located in.



The Experience:
LAUNDRY
SHOWER
NAP ROOM
NAP ROOM
NAP ROOM
VR
RETAIL
1. Check in with comfort Concierge
2. Taste - Raw Juice Shot
3. Sight - Mood lighting & VR experience
4. Smell - Pillow Mist
5. Touch - Rest in organic bed
6. Wake up feeling rejuvenated
7. Shower
8. Relax or Work

**The experience is unmatched.** We're all about keeping it **safe and comfy with hospital-grade infection control and security measures**. It's all about napping, resting, meditating, and practicing mindfulness. The zen-like space has access to secure Wi-Fi to Netflix and chill, or catch up on emails!!!



Say hello to the future of wellness

BACKED BY SCIENCE +
ENGAGES ALL 5 SENSES
TOUCH
Organic Sheets, Pillow + Mattress
TASTE
Raw Juice Shots
SMELL
Pillow Mist
SIGHT
Virtual Reality



**HEAR**
Brain Waves

Our company's ethos revolves around turning **sustainable rest into sustainable productivity**. Our approach to rest is rooted in science and designed to engage all your senses, making sure you can recharge to the max.



**Private Eco-Friendly Suites**

Outfitted with organic mattresses & sheets + low VOC paint reducing exposure to harmful chemicals

**Virtual Reality**

Immersive VR experiences allowing travelers to escape to different worlds and guided meditation journeys

**Wellness Services**

Bedtime ritual sessions, jetlag techniques, and aromatherapy to help travelers destress & revitalize

**Affordable Luxury**

Freshen up before or after your rest with access to clean, modern showers

**Serene Workspaces**

Well-equipped workspaces with live, green, plants so travelers can focus on their work in a peaceful environment



Studies show indoor plants increase productivity, mood, and reduces mental fatigue and stress

Our Story

Ever tried catching some Z's in your car during lunch or dealt with those uncomfortable airport seats on a trip? That's the exact scenario of how our founder, Khaliah O. Guillory dreamt up the idea of Nap Bar.



**The Evolution of Nap Bar**

In 2018, Khaliah, our fearless founder, was grinding it out in corporate, clocking 80+ hours a week and jet-setting 75% of the time. Little did she know, she was sleep-deprived.

While diving into research, she came across a NASA study that was an eye-opener. Turns out, a 26-minute nap can skyrocket productivity by up to 34% and ramp up alertness by a whopping 54%!!!

She was just over it – tired of snoozing in her car and trying to get work done in those half-private spaces in airport lounges to get some work done.

Meet Nap Bar... an eco-luxury rest sanctuary for travelers and airport personnel to rest. Innovative, right?!

## Source

Guillory has invested her entire retirement fund to open Nap Bar's flagship location.

Khaliah's all about intentional moves, which is why she's rolling out a Revenue Share round. She knows the power of comm**UNITY**, and this move lets everyone potentially grow wealth while supporting Nap Bar's reach across airports, hospitals, sporting venues, and colleges. Plus, you get a potential return on investment, all while backing a **minority-owned business**.

When you invest in Nap Bar through Wefunder, you're not just making a financial move; you're **joining a movement to revolutionize global wellness** with cutting-edge innovation and technology. It's your chance to leave a lasting **legacy** and contribute to solving the widespread issue of sleep deprivation.

*Returns not guaranteed*

## Celebrities can't get enough

Our wellness pop-ups have been blowing up ever since we

rocked the **66th Annual GRAMMYs. Celebrities** couldn't get enough of the experience, showing us we're definitely onto something huge!









NAP BAR AT THE GRAMMYS
"This is wonderful. I'm incredibly jet lagged so this was great!"
-Rufus Wainwright
I SKIPPED MY NAP FOR THIS

## Traction

We've been gaining **significant** traction since our launch in 2019, with year-over-year growth.



MILESTONES
2018
April
Idea of Nap Bar Born
November
Retired from Corporate America
2019
January
Formation of Nap Bar
March
Pop-Up at IAH – United Terminal E
April
5-month Beta Test (collaboration with UT Health, 3 MVPs)
November
Storefront Grand Opening Galleria Mall
Secured Partnerships with Mercedes-Benz & West Elm
2020
March
Closed Due to COVID
May
Secured Partnership with WNBA
May
Invention of White-Label Better Sleep Box
2021
February
Beta Test MetaSnooze™
December
Relaunch Pop-Up Model
2022
March
Debut MetaSnooze™ at SXSW
October
90-day Pilot at Harris Health Center
2023
January
10k Rest Experiences Globally
February
Secured Community Partnership with lululemon
2024
February
Activation at VIP Artist Lounge at the GRAMMYs

We **own the license** for MetaSnooze™, our exclusive VR experience.

Even though Nap Bar had just been up and running for five

months before the pandemic hit, Khaliah didn't let that stop her. She embraced the **power of adapting**, curating virtual reality experiences, and a custom Better Sleep Box to **champion mental health and mindfulness.**





10,000+
REST EXPERIENCES

## Hear why our partners & customers love us

Nap Bar x WNBA x lululemon
Watch later
Share
WNBA
MEDICAL CLINIC
SLEEP LIKE A CHAMPION
BROUGHT TO YOU BY NAP BAR
Boost your alertness by 54% and motor performance by 34% when incorporating short naps into your weekly schedule.
Take a 26-minute nap. It boosts your focus, alertness, and energy, without leaving you disoriented or groggy.
Allow your body to recover post-workouts. Sleep facilitates the production of HGH which repairs damaged muscles.
Use brain wave soundscapes to release melatonin in your body by up to 97%.
Watch on YouTube

***Watch the full video Dr. Melita Moore, Team Physician, WNBA***

COLLABORATIONS & PARTNERSHIPS


WNBA
west elm
ALTO
Mercedes-Benz of
Houston Greenway
SXSW

## Did we mention that lululemon has signed on as our uniform sponsor...WOOT-WOOT!!!


Customer testimonial
Watch later
Share
NB
Watch on YouTube

## *Watch customers rave about their MetaSnooze™ VR experience*


The Dream Team provides...
White-Glove Experience.
5-Star ★★★★★ reviews on Google
Holistic Approach to Rest.
We practice mindfulness to reduce mental stressors
Restorative Sleep & Rejuvenation.
We are recharged by delivering results
"Stay Woke and take a Nap! I absolutely loved the experience at the Nap Bar! **What impressed me the most was the service, care, and attention to detail**. From the private dressing/bathroom, the quality of the pajamas, the cleanliness of the nap pods, and the incorporation of health/wellness made it a well rounded experience. The music helped me relax and be at rest for 26 minutes of bliss. I highly recommend that you take the time out to experience a nap and support this local small business! Thank you for being innovative and promoting wellness in the City of Houston and worldwide! I'm woke because I took a Nap at the Nap Bar!"
"Nap Bar was everything I needed and more! **My stress level was high** prior to my visit and I needed to decompress. I was impressed by the all **organic amenities and cleanliness** that provide a high level of comfort. My nap was peaceful and energy charging! I will definitely be returning soon."
"Naps are the best ways to **re-energize** yourself in the middle of the day. The environment was completely comfortable. From the clean, non-toxic, organic atmosphere of the sleeping cabins to the organic crisp sheets. Headsets were provided for you to listen to **beta waves** helping you drift into a **deeper sleep**."
"I can't say enough great things about this place! Amazing customer service. **Bed is very comfortable,** I was soooo relaxed after leaving there. What an amazing concept. The icing on the cake.. ... they have **showers and PJs for the ultimate relaxed nap experience**. Get the lavender scent for your pillow. I loved it."
Sleep
This Week 5 hr 30 min avg
Jun 24 - Jun 30 6 hr 19 min avg
Sun 1 hr 21 min
Sun 3 hr 45 min
NapBar led to my best sleep the whole week!
6 hr 4 min
Thu 23:25 - 06:37 6 hr 39 min
Wed 3 hr 4 min
Wed 3 hr 25 min
Tue 3 hr 59 min
Jun 24 3 hr 53 min

At Nap Bar, our **comfort concierges** are experts at creating the perfect rest experience. You can relax and feel at home, even when you're away from home while traveling.

## Mad love from the press



Nap Bar™ was curated to provide rest sanctuaries for sleepy humans to rest, relax and rejuvenate.
Forbes
culturemap HOUSTON
WHO NEEDS A NAP?
Houston sleep star pampers Grammy Awards A-listers with super snooze swag
Face-to-Face: Nap Bar owner doesn't sleep on her goal to raise awareness on rest
HOUSTON BUSINESS JOURNAL
Meet The Black Woman 'Selling Sleep' To Help You Work Better
KHALIAH O. GUILLORY'S THE NAP BAR PROMISES REST—EVEN IN THE MIDST OF A PANDEMIC—TO THE NATION'S MOST SLEEP-DEPRIVED COMMUNITY.
ESSENCE
Houstonia.
This Rice Village Business Wants to Bring Naptime Back
Nap Bar is exactly what it sounds like.
BISNOW
Would You Pay $32 To Nap? This Retailer Is Betting You Will
From nap research to diversity and inclusion, this entrepreneur is making Houston workers more productive
innovationmap


## Scalable business model & projections



$2T GLOBAL WELLNESS ECONOMY MARKET GROWING AT 10% CAGR
WELLNESS

Nap Bar at the intersection of rest
to dominate the market



Global Wellness Economy
$2T
Global Virtual Reality
$60B
NB
NAP BAR
Global Airport Sleeping Pod
$2B

Global virtual reality is expected to **grow** at a CAGR of 15%, global wellness CAGR of 12%, and sleeping pods at a CAGR of 5%, respectively.

*Source:* ***Global Wellness Institute***, ***Grand View Research***, ***SkyQuest***



REVENUE MODEL
MEMBERSHIPS
CONSUMERS
CORPORATIONS
METASNOOZE (VR)
MERCHANDISE

We've got a **three-pronged strategy** to bring in revenue. We're sticking with our B2B pop-up gigs, hitting up **colleges**,

We're sticking with our B2B pop-up gigs, hitting up colleges, **convention centers, and corporate hubs** in our lineup for this model.




**PROJECTED TO MAKE**

**$400k** per location

**65%**
Gross Margin

Projections are not guaranteed.

We plan to open one airport annually over the next three years. We conservatively predict we will get $400k from the first airport and four revenue streams (naps, VR sales/rentals, lululemon merchandise sales, and strategic partnerships). In year two, we predict opening an additional location in a new airport. This would give us $720k from both the second location plus 10% growth in the first location. In the third year, we plan to open a third location in another airport.

*\*Please note: Future projections are not guaranteed. Nap Bar has not secured any airport locations yet and it is not guaranteed we will do so.*

**This is a wild graph!!!**

In just **three years**, operating in three major airports with **conservative** estimates across the board, Nap Bar is projected to become a million-dollar company with **positive EBITDA and impressive 65% margins**. And here's the kicker: these projections don't even include expansion into other verticals like hospitals and sporting venues. YOW!! Talk about hitting a home run!! 🤯

The primary revenue will include

**The primary revenue will include:**

- Suite & shower rentals

- Wellness services

- VR headset sales & rentals

- Merchandise (exclusive lululemon nap swag, white-labeled Better Sleep Box)

- Strategic partnerships (product placement)

- Our diversified revenue streams cater to various travelers' preferences and desires

*Forward-looking projections cannot be guaranteed*

Early bird: Get 2x return on your investment while contributing to our mission of creating a more restful world

By investing in Nap Bar through Wefunder, **you'll be backing a grassroots, bootstrapped, and innovative business.** We're thrilled to introduce a new revenue-based lending approach where investors can get a **2x return** (early bird) on their investment within a targeted **5-year repayment period after the first location is opened.**

**Early Bird Investors will receive a 2x return** on their investment while other **Investors will receive a 1.5x return on their investment.**

The company will **repay 3% of the previous quarter's revenue** to investors until we have returned 1.5x (2x Early Bird) your initial investment.

Early Bird Example: $10,000 today could yield $20,000 in 4-6 years.



## We are raising $500,000 from our community

YOUR RETURN
**Early bird:**
**2x ROI**
**Public:**
**1.5x ROI**
in 5 years*

The first 100 investors to invest a minimum of $2,500 will receive $20 off 5 rides and Alto Annual Membership.

*Returns not guaranteed*

RFP Bids $10,000
MetaSnooze V3 $10,000
Working Capital $70,000
Marketing $10,000
Investment Plan $500,000
Buildout Airport $400,000

In the event of **accelerated company revenue**, you may receive your **2x** investment sooner. On the flip side, if revenue growth is slower, the repayment period could extend.

Conservative - 6 years after first location is opened

*Target - 5 years after first location is opened

Aggressive - 4 years after first location is opened

**Join the Dream Team** in funding a rest sanctuary!

Learn more about Revenue Share Crowdfunding <u>here</u>.

Repayment schedule is subject to change.

This raise will be solicited through Wefunder. **The minimum amount we need to raise to access funds is $50k.**

*Returns not guaranteed*

## Don't snooze on these perks

*FIRST 100 INVESTORS WHO INVEST $2,500 OR MORE
WILL RECEIVE A COMPLIMENTARY ALTO ANNUAL

*WILL RECEIVE A COMPLIMENTARY ALTO ANNUAL MEMBERSHIP & $20 OFF 5 RIDES!!!*

Learn more about Alto Luxury Rideshare **here**.

## Investor Perks

### $500

**VIP**

- VIP Pass for exclusive "behind the scenes" access to Nap Bar build-out

### $1,000

**Silver Passport**

- VIP perks + Restorative Sleep eBook
- Complimentary nap or VR experience (up to 60 minutes) per year
- 10% discount on every visit*

### $2,500

**Silver+ Passport**

- Silver perks + 12% discount on every visit*

*see attachment for details

### $5,000

**Gold Passport**

- Silver+ perks + (2) VIP tickets to attend the ribbon cutting ceremony hosted by founder and the Dream Team
- 15% discount on every visit

### $10,000

**Gold+ Passport**

- Gold Passport perks + (1) lifetime membership at first location
- (1) premium merchandise gift per year
- 20% discount on every visit

### $25,000

**Platinum Passport**

- Gold+ perks +
- Featured in Virtual Reality experience credits
- 25% discount on every visit

### $50,000

**Platinum+ Passport**

- Platinum perks + private tour by founder of Nap Bar with you and 4 friends*
- 30% discount on every visit

*see attachment for details

### $100,000

**Black Passport**

- Platinum+ perks + Naming Rights to (1) Custom Suite*
- Name a candle*
- 45-minute wellness keynote (in-person or via Zoom) or dinner on us hosted by founder + Dream Team
- (1) lifetime membership at future locations*
- (1) premium merchandise gift per year
- 35% discount on every visit*

*see attachment for details

## Vision for future:

To be everywhere sleepy humans are



Projected Verticals
UNIVERSITY OF
Colleges & Universities
Corporations
Sport Venues
Voters approve $2.5B Harris Health bond issue to renovate, expand LBJ hospital and clinics
Healthcare

We predict...

Demand will outweigh supply



1 in 3 Americans
are sleep deprived

In today's fast-paced world, globetrotters and business pros are on the lookout for innovative ways to make the most of those **layovers or flight delays**. They crave restful experiences that not only recharge them but also make those idle moments count.



Guess what travelers are really after? **According to a recent survey, sleep suites top the list**, beating out private dining, shopping, lounge access, and even gaming.



The need for increased availability of wellness services at airports is clear, but accessibility remains a challenge.

Nap Bar is reinventing an industry in the same way as the most impactful disruptors of our era



**$95B market cap**

Revolutionize travel by introducing a convenient, accessible, and reliable way

**$102B market cap**

Provide accommodation options, offering unique stays and

Luxury rest sanctuary with dedicated space for rejuvenation, promoting

for people to get around, transforming how we think about transportation.

personalized experiences that change the way people explore and connect with destinations.

mental and physical well-being through the power of rest.

## Giveback initiative

Each year, Nap Bar proudly partners with the Cynthia A. Guillory Foundation and sponsors the Giving Tree Initiative. In 2023, this collaboration, along with generous donors, made it possible to take deserving students from an **underserved community** in Houston, TX, on an all-expense-paid senior trip to Belize. The previous year, the giveback initiative treated **40 fourth graders to a holiday shopping spree, each receiving $500 to 'shop til they dropped!** Being a part of these moments is something we will forever cherish and be grateful for.

**Watch the Fox News interview of the giveback**

## The Dream Team: We make resting cool


THE DREAM TEAM
Dr. Cwanza Pinckney
Head of Infection Control (M.D.)
LaMonica Love
Legal Counsel
Khaliah O. Guillory
CEO + Founder
Jorge Vargas
Engineeer
Devon Fanfair
Advisor
Roger Cunningham
Business Advisor
Bilal Aquil
Fractional CFO
Antanique Landry
Sleep Ambassador
Sara Selber
Advisor
Fred McGhee
Advisor
David Veasley
IT/Web Developer
Andrew Buchan
Executive Coach
Dr. Mary Stone
Advisor
Courtney Tucker
Social Media Manager
Robyn James
Social Media Manager

## NOTHING BUT GRATITUDE

We are oozing with an immense amount of gratitude for all the investors out there considering Nap Bar for their next investment move. We truly appreciate your support!!!

## Corporate founding partners

Hey Corporate Founding Partners! Want to get your **brand** in front of millions of travelers each year? How about adding some **health and wellness perks** for your **frequent flyer employees**?

**Interested in equity investment? Let's talk!!!**

Book a discovery call **here**.

# Downloads



[Nap Bar - Wefunder Revenue Share Calculator - Wefunder Revenue Share Calculator (1).pdf](#)



[wefunder passport perks.docx-output.pdf](#)